Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

March 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Monroe Capital Corporation –

Post-Effective Amendment No. 3 to Registration Statement on Form N-2, File No. 333-192857

Ladies and Gentlemen:

On behalf of Monroe Capital Corporation (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2, File No. 333-192857 (the “Prior Registration Statement”), initially filed on December 13, 2013 and declared effective on May 9, 2014, which Prior Registration Statement related to the registration of the Company’s common stock, preferred stock, warrants, subscription rights and debt securities, with the exception of the following material changes:

(i)	Financial statements and the notes thereto, the MD&A, distributions declared by the Company, selected financial data, and other related updates were included in the Post-Effective Amendment as of the Company’s fiscal year ended December 31, 2015; and
(ii)	Certain tables were updated to provide more recent disclosure, including the Fees and Expenses table, the Senior Securities table, the Price Range of Common Stock table, the Portfolio Companies table and the Control Persons and Principal Stockholders tables;

and the following non-material updates to factual information:

(i)	The description of the credit facility was updated to reflect amendments made since the Prior Registration Statement;

With offices in the District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee and West Virginia

Securities and Exchange Commission

March 8, 2016

(ii)	The content of certain risk factors in the Post-Effective Amendment was updated to reflect certain factual updates related to the Company, current regulatory conditions and market conditions;
(iii)	The Company’s description of its ability to sell common stock below net asset value was updated to reflect additional stockholder approval received since the Prior Registration Statement;
(iv)	The Business section was revised to show current information about the Company’s investments and opportunities;
(v)	The Management section was revised to update management biographies and compensation committee information;
(vi)	The Determination of Net Asset Value section was updated to reflect factual changes;
(vii)	The Regulatory section was updated to reflect regulatory developments; and
(viii)	Other minor factual updates were made.

To facilitate your review, we will deliver to you under separate cover a marked copy of the Post-Effective Amendment to show changes against the Prior Registration Statement.

If you have any questions or comments regarding the foregoing, please feel free to contact me via telephone at (202) 712-2806 or via e-mail at jon.talcott@nelsonmullins.com.

Sincerely,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

JHT